March 5, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eric McPhee
Office of Real Estate & Construction

Re:	Cherry Hill Mortgage Investment Corporation
Forms 8-K Filed December 2, 2020
Response Dated December 23, 2020
File No. 001-36099

Ladies and Gentlemen:

Pursuant to the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 22, 2021, Cherry Hill Mortgage Investment Corporation, a Maryland corporation (together with its consolidated subsidiaries, “CHMI”), is providing the analysis set forth herein with respect to the above referenced filing. For your convenience, we first restate your comments in italics and then provide CHMI’s response.

Form 8-K Filed December 2, 2020

Item 9.01 Financial Statements, page 1

1.
We note that you reported deferred tax assets of approximately $2.7 million and $20.3 million as of December 31, 2019 and September 30, 2020, respectively. We further note your reported losses in 2019 and the nine-months ended September 30, 2020. Please explain to us your consideration of ASC 740-10-30-16 to -24 in determining that the deferred tax assets do not require a valuation allowance. Include in your response an explanation of the nature of the deferred tax assets, how they typically reverse, and the sources of taxable income that you determined would be available to realize the tax benefit for deductible temporary difference. To the extent you relied on tax-planning strategies as a source of future taxable income, please explain to us your consideration of the conditions in ASC 740-10-30-19.

CHMI Response

The composition of CHMI’s deferred tax assets as of the periods noted above was as follows:

	September 30, 2020	December 31, 2019
Deferred tax assets
Deferred tax - mortgage servicing rights	$15,367	$995
Deferred tax - net operating loss	4,935	1,763
Total net deferred tax assets	$20,302	$2,758

Deferred tax assets related to mortgage servicing rights (“MSRs”) are created due to a difference between the GAAP basis of CHMI’s MSRs and their tax basis arising from unrealized losses on MSRs, which are included in the calculation of GAAP income but excluded from taxable income. They are typically expected to reverse based on market moves and future unrealized gains on those assets. CHMI’s business model involves the long-term retention of the MSRs. Deferred tax assets related to net operating losses (“NOLs”) are created because CHMI is entitled to use those NOLs in order to lower its taxable income in future years. Deferred tax assets are a function of the temporary differences and NOLs reported by Aurora Financial Group, Inc. which is treated as a taxable REIT subsidiary (“TRS”). The TRS’s NOLs were all generated after 2018 and can be carried forward indefinitely pursuant to the Tax Cuts and Jobs Act passed on December 22, 2017 (“TCJA”). If the MSR related deferred tax assets are realized sooner than the TRS is able to generate taxable income, they would be converted to NOL related deferred tax assets and could be carried forward indefinitely.

In accordance with ASC 740-10-30-16, CHMI evaluates in each reporting period the need for a valuation allowance against deferred tax assets in each jurisdiction in which it is required to file an income tax return. Under ASC 740, a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. More likely than not is a likelihood greater than 50 percent. These evaluations consider all available positive and negative evidence and determine, based on the weight of all that evidence, whether a valuation allowance is required.

CHMI considered the following four sources of taxable income in its determination at December 31, 2019 and September 30, 2020, that it was not necessary to provide a valuation allowance against the deferred tax assets:

•	Taxable income in prior carryback year(s), if carryback is permitted under the tax law;
•	Future reversals of existing taxable temporary differences;
•	Tax Planning Strategies; and
•	Future taxable income, exclusive of reversing temporary differences and carryforwards.

In its analysis, CHMI also considered whether the TRS was in a cumulative loss position in recent years, which is interpreted as a three-year cycle, based on pre-tax losses. The TRS was in a three-year loss position as of both December 31, 2019 and September 30, 2020. Under ASC 740-10-30-21, this is considered to be verifiable negative evidence which warrants further analysis to conclude that a valuation allowance is not required.

Prior to the losses incurred in recent years (December 31, 2019 and September 30, 2020), the TRS reported pre-tax income in each previous year since its acquisition in 2015.  As a result of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), the TRS has carried back some of its 2019 NOLs to 2018, when it reported taxable income of $607,245.

A forecast of future taxable income for the TRS was developed to determine whether the deferred tax assets are more likely than not to be realized. The forecast uses historical pre-tax income as a starting point. The losses in recent years resulted from a drop in the 10-year treasury yield and resultant increase in mortgage prepayment speeds commencing in 2019, which accelerated in 2020 due to the economic impact of the COVID-19 pandemic. Higher prepayment speeds generally result in reduced valuations of MSR portfolios. Although CHMI expects to return to profitability as the economy rebounds from the effects of the pandemic, changes in the 10-year treasury yield and the resulting changes in the market value of the MSRs are beyond management’s control and have not been factored into the TRS’s forecast of future taxable income.

The forecast assumes that the TRS will make annual purchases of MSRs in an amount necessary to maintain a consistent unpaid principal balance of the existing MSR portfolio and that future purchases will have similar characteristics to the existing portfolio. Under these assumptions, the forecast is indicative of a declining trend in the deferred tax assets. Additional actions within the control of management could be taken to accelerate the utilization of the deferred tax assets. Under these projections, CHMI’s deferred tax assets are expected to be fully utilized within 10 years.

Based on CHMI’s analysis of positive and negative evidence as of December 31, 2019 and September 30, 2020, it is concluded that it is more likely than not that the deferred tax assets would be realized and a valuation allowance is not deemed necessary.

If you have any questions or comments regarding the foregoing, please contact me at (856) 380-9975 or David Freed of Mayer Brown L.L.P. at (212) 506-2498.

Sincerely,

/s/ Michael Hutchby
Michael Hutchby, CFO

cc:	Robert Wipperman
David Freed